UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA
By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ George Pavey
	Name:	George Pavey
	Title:	Chief Financial Officer

Date: October 13, 2016

EXHIBIT INDEX

Exhibit Number	Description
99.1	Invitation to the Ordinary Shareholders’ Meeting

99.2	Instructions on How to Become a Holder of Record

99.3	2016 Annual General Meeting Proxy Card

99.4	Statutory Financial Statements (Swiss CO) 1 January – 31 December 2015

99.5	Report of the Statutory Auditor on the Financial Statements

99.6	Financial Statements (IFRS) as at and for the years ended December 31, 2015 and 2014

99.7	Report of Independent Registered Public Accounting Firm

99.8	2016 Stock Option and Incentive Plan